PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO
September 13, 2017	TORONTO

VIA EDGAR

Mr. Larry Spirgel

Mr. Joshua Shainess

Mr. Terry French

Ms. Christie Wong

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 RYB Education, Inc.
Registration Statement on Form F-1 (File No.333-220259)

Dear Mr. Spirgel, Mr. Shainess, Mr. French and Ms. Wong:

On behalf of our client, RYB Education, Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission August 30, 2017.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated September 7, 2017. The Staff’s comment is repeated below in bold and are followed by the Company’s response.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement on or about September 26, 2017, and would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Exhibit 5.1

1.              Counsel’s assumption contained in Section 2.3 to the legality opinion is unduly broad. Counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Please file a revised opinion without such assumption. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has filed a revised opinion without the aforementioned assumption with the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Chimin Cao, Chairman of the Board, RYB Education, Inc.

Yanlai Shi, Director and Chief Executive Officer, RYB Education, Inc.

Ping Wei, Chief Financial Officer, RYB Education, Inc.

Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP